As filed with the Securities and Exchange Commission on October 15, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Vixel Corporation

(Name of Subject Company (Issuer))

Vixel Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS) AND SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 928552 10-8

(CUSIP Number of Class of Securities)

James M. McCluney

Chief Executive Officer
Vixel Corporation
11911 North Creek Parkway South
Bothell, Washington 98011
Telephone: (425) 806-5509
Facsimile: (425) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

David R. Wilson, Esq.
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
Item 2. Identity and Background of Filing Person
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
Item 5. Persons/Assets Retained, Employed, Compensated or Used
Item 6. Interest in Securities of the Subject Company
Item 7. Purposes of the Transaction and Plans or Proposals
Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(3)
EXHIBIT (E)(14)
EXHIBIT (E)(15)
EXHIBIT (E)(16)
EXHIBIT (E)(17)
EXHIBIT (E)(18)
EXHIBIT (E)(19)
EXHIBIT (E)(20)
EXHIBIT (E)(22)

Item 1.	Subject Company Information

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Vixel Corporation, a Delaware corporation (“Vixel”). The address of the principal executive offices of Vixel is 11911 North Creek Parkway South, Bothell, Washington 98011. The telephone number of the principal executive offices of Vixel is (425) 806-5509.

      The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) common stock, par value $0.0015 per share of Vixel (together with any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time, the “Common Stock”) and (ii) the Series B convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock” and together with the Common Stock, the “Shares”), of Vixel. As of September 28, 2003, there were 24,696,691 shares of Common Stock issued and outstanding, and 2,863,524 shares of Series B Preferred Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

      The name, business address and business telephone number of Vixel, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

      This Schedule 14D-9 relates to the offer by Emulex Corporation, a Delaware corporation (“Emulex”), through its wholly owned subsidiary, Aviary Acquisition Corp., a Delaware corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), dated October 15, 2003 and filed with the Securities and Exchange Commission (the “SEC”), to purchase each outstanding Share for $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated October 15, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are incorporated into this Schedule 14D-9 by reference to Exhibits (a)(1) and (a)(2) hereto.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2003 (the “Merger Agreement”), by and among Emulex, the Purchaser and Vixel pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of conditions to the Merger (as defined below), the Purchaser will be merged with and into Vixel, with Vixel surviving the merger as a wholly-owned subsidiary of Emulex (the “Merger”). Vixel, as the surviving corporation of the Merger, is sometimes herein referred to as the “Surviving Corporation.” At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by Emulex, the Purchaser, Vixel, or any wholly-owned subsidiary of Emulex or Vixel) will be converted into the right to receive $10.00 per Share, net to the seller in cash, or any higher price per Share paid in the Offer (such price, being referred to herein as the “Offer Price”), without interest. A copy of the Merger Agreement is incorporated into this Schedule 14D-9 by reference to Exhibit (e)(1) hereto.

      The Schedule TO states that the principal executive offices of Emulex and the Purchaser are located at 3535 Harbor Boulevard, Costa Mesa, California 92626.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      The information contained in Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for Vixel; Other Matters” and Section 13 — “The Merger Agreement and Other Agreements” of the Offer to Purchase, and in the Information Statement attached to this Schedule 14D-9 as Schedule I, is incorporated into this Schedule 14D-9 by reference. Except as described in this Schedule 14D-9 or incorporated into this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Vixel or its affiliates and (1) Vixel’s executive officers, directors or affiliates or (2) Emulex or Purchaser or their respective executive officers, directors or affiliates.

Treatment of Stock Options, Stock Equivalent Rights and Rights to Acquire Shares

      The Merger Agreement provides that each outstanding stock option, stock equivalent right and right to acquire Shares (each a “Company Option”) granted under the Vixel Amended and Restated 1995 Stock Option Plan, the Vixel 1999 Equity Incentive Plan (as amended), the Vixel 2000 Non-Officer Equity Incentive Plan and the 1999 Employee Stock Purchase Plan, whether or not exercisable or vested, will automatically become an option to purchase Emulex common stock, par value $0.10 per share (“Parent Common Stock”), on similar terms and conditions (including vesting schedule) as applicable to each such Company Option as in effect on October 8, 2003, except that, as of the time when the Merger is completed, (i) each Company Option will be or become exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Company Option immediately before the completion of the Merger multiplied by the quotient determined by dividing $10.00 by the average closing price of Parent Common Stock on the New York Stock Exchange, Inc. Composite Transaction Tape for the five business day period ending two days before the completion of the Merger (the “Option Exchange Ratio”), rounded to the nearest whole number, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Option so converted will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Company Option was exercisable immediately before the completion of the Merger by the Option Exchange Ratio, rounded up to the nearest whole cent. Promptly after the completion of the Merger, Emulex will file a registration statement on Form S-8 (or any successor or appropriate forms) with respect to the shares of Parent Common Stock subject to any assumed Company Option.

      Under the Vixel 1999 Equity Incentive Plan, if Vixel merges with another company and the surviving company in the merger does not assume or continue the Company Options or does not substitute similar options for those outstanding Company Options granted under the 1999 Equity Incentive Plan, each such Company Option automatically accelerates and becomes fully vested and exercisable immediately before the completion of such merger, and in the event that such Company Option is not exercised immediately before the completion of such merger, it terminates. Because the Merger Agreement provides for the assumption of the Company Options, this provision of the 1999 Equity Incentive Plan does not apply. However, certain of Vixel’s officers hold options granted under the 1999 Equity Incentive Plan, which options are subject to the accelerated vesting provisions in the individual officer’s option agreement or employment agreement as set forth below:

Number of Shares Subject to
Options Accelerated Upon
Change of Control (as of
Name	September 28, 2003)

James M. McCluney	546,876(1)
Kurtis L. Adams	66,563(2)
Stuart B. Berman	140,625(3)
Kelsey L. Britz	140,001(3)
Thomas Hughes	102,188(2)
Reza Norouzian	81,063(3)

(1)	If there is a change in control (which would include the Merger) and the Company Options are not assumed, or if assumed or replaced with a substantially equivalent option and Mr. McCluney’s employment is terminated either (i) involuntarily by a successor company other than for cause or (ii) by Mr. McCluney for good reason, then the vesting of the Company Options will accelerate as follows: the number of shares for which the option is exercisable as of the date of consummation of the change in control (less the number of shares as to which the option has been previously exercised), plus (a) for options to purchase 135,938 shares, the greater of (1) one-half of the number of unvested shares subject to the options as of the consummation of the change in control or (2) one year’s vesting of the options, and (b) for options to purchase 410,938 shares, the options will accelerate and become exercisable in full. Mr. McCluney also has an Employment Agreement dated April 26, 1999, which provides that, in the event his employment is terminated without cause, the vesting of his stock options will continue for one year following the termination provided he complies with the provisions of a proprietary information agreement.

(2)	Upon the occurrence of both of (i) a change in control (which would include the Merger) and (ii) optionee’s termination without cause or a significant change in optionee’s responsibilities, then the greater of one half of the unvested Company Options or one year of unvested Company Options will immediately vest and become exercisable.

(3)	If there is a change in control (which would include the Merger) and within twelve months after the effective date of such change in control, optionee’s employment is terminated either (i) involuntarily by a successor company other than for cause or (ii) by the option holder for good reason, then the greater of one-half of the unvested options or one year’s worth of vesting of the unvested options will immediately vest and become exercisable.

Relationship with Goldman, Sachs & Co.

      In February 2003, Vixel completed an $8.0 million private placement of 3,809,524 shares of Series B Preferred Stock to The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs Direct Investment Fund 2000, L.P. (“GS Direct,” and together with GS Group, the “GS Entities”), two entities affiliated with Goldman, Sachs & Co. (“Goldman Sachs”), and other accredited investors. The GS Entities acquired 2,863,524 shares of Series B Preferred Stock at that time. Since then, the GS Entities have accrued dividends of an additional 84,127 shares of Series B Preferred Stock. In addition, the GS Entities received warrants to purchase 859,056 shares of Common Stock at an exercise price of $2.63 per share and a five-year term.

      Except as limited by law or the Certificate of Designation of the Series B Preferred Stock, each holder of Series B Preferred Stock is entitled to vote with the Common Stock at a rate of 0.8936 vote per share of Common Stock into which such holder’s shares of Series B Preferred Stock could then be convertible until such holder’s shares are converted into shares of Common Stock. So long as there remain 1,450,000 shares of Series B Preferred Stock issued and outstanding, the holders of Series B Preferred Stock are entitled to elect one director to the Vixel board of directors designated by the GS Entities (the “Series B Director”). The Series B Director is presently a vice president of Goldman Sachs, Peter J. Perrone.

      For so long as 1,450,000 shares of Series B Preferred Stock remain outstanding, Vixel may not without the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock: (i) alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely such shares; (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock; (iii) authorize to issue or obligate itself to issue equity securities (or any equity or debt securities convertible into equity securities) ranking senior to or pari passu with the Series B Preferred Stock with respect to dividends, distributions or rights upon liquidation; and (iv) affect any capital reorganization or reclassification of equity securities (or securities convertible into other securities) into equity securities ranking senior to the Series B Preferred Stock with respect to dividends, distributions or rights upon liquidation. In addition, for so long as 1,450,000 shares of Series B Preferred Stock remain outstanding, subject to certain exceptions, Vixel may not without first obtaining the approval of the Series B Director, redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock or other securities junior in preference to the Series B Preferred Stock.

      Each share of Series B Preferred Stock is convertible into one share of Common Stock, subject to adjustment for stock splits, stock dividends and similar events, and certain other dilutive events. Shares of Series B Preferred Stock automatically convert to Common Stock, if, at anytime after three years from the original issue date of the Series B Preferred Stock, the Common Stock has been traded with a volume weighted average price in excess of $7.00 per share (subject to adjustment for stock dividends, combinations, splits, recapitalizations and the like) for 20 of the previous 30 trading days with a minimum average trading volume during the same 20 trading days of 200,000 shares per day. In addition, holders of Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 6% per annum, payable on a quarterly basis prior and in preference to the declaration or payment of any dividend on any other class or series of Vixel stock. Dividends are payable in shares of Series B Preferred Stock during the first year and then, at Vixel’s discretion, in either shares of Series B Preferred Stock or cash.

      In the event of Vixel’s liquidation, dissolution or winding up, the holders of Series B Preferred Stock, are generally entitled to receive a liquidation preference over the holders of Common Stock equal to the greater of (i) $2.10 per share of Series B Preferred Stock held plus any declared but unpaid dividends, and (ii) the amount that would have been paid to the holders of Series B Preferred Stock had such preferred shares been converted to Common Stock immediately before such liquidation, dissolution or winding up. On or after the date occurring seven years from the original issue date of the Series B Preferred Stock, the holders of a majority of the then outstanding shares of Series B Preferred Stock may require Vixel to effect a redemption of outstanding shares of Series B Preferred Stock at the original issuance price of $2.10 per share, together with any accrued but unpaid dividends.

      In connection with the private placement, Vixel agreed to file registration statements with the SEC covering the resale by the holders of Series B Preferred Stock of the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock and the exercise of the warrants and any other shares of Common Stock issuable under certain circumstances in connection with such holders’ ownership of the Series B Preferred Stock and warrants.

      Vixel engaged Goldman Sachs to provide financial advisory services to Vixel in connection with the Offer and the Merger. See Item 5 for a description of those services.

Indemnification

      For a period of six years after the completion of the Merger, Emulex is required to cause Vixel, as the surviving corporation in the Merger, to fulfill and honor in all respects the obligations of Vixel existing in favor of individuals who, on or before the completion of the Merger, were officers or directors of Vixel, (each an “Indemnified Party”), as provided in Vixel’s certificate of incorporation or bylaws, or in certain agreements between an Indemnified Party and Vixel, as in effect October 8, 2003.

      After completion of the Merger, Emulex and Vixel, as the surviving corporation in the Merger, are required to indemnify and hold harmless the Indemnified Parties against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation (a “Proceeding”), whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or before the completion of the Merger, whether asserted or claimed before, at or after the completion of the Merger, and will advance expenses (including attorneys’ fees) to or on behalf of any Indemnified Party in connection with any Proceeding.

      The Merger Agreement also provides that for six years after completion of the Merger, the certificate of incorporation and bylaws of Vixel, as the surviving corporation in the Merger, will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in Vixel’s certificate of incorporation or bylaws, as in effect October 8, 2003. In addition, Emulex will cause Vixel, as the surviving corporation in the Merger, to maintain in effect a directors’ and officers’ liability insurance policy covering those persons who, as of October 8, 2003, are covered by Vixel’s directors’ and officers’ liability insurance policy with coverage in amount and scope at least as favorable to such persons as Vixel’s coverage in effect on October 8, 2003; provided, however, that if Emulex is unable to acquire coverage in amount and scope at least as favorable to such persons as in effect on October 8, 2003 for an annual premium no greater than 125% of that paid by Vixel as of October 8, 2003 for such coverage, then Emulex will be required to cause Vixel to obtain such coverage as is available for 125% of such annual premium.

Confidentiality Agreement

      On September 2, 2003, Vixel and Emulex entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Vixel and Emulex agreed to furnish to the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Vixel and Emulex. The Confidentiality Agreement also contains customary standstill provisions. This summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.

The Merger Agreement, Stockholders Agreement and Purchaser Option

      A summary of the material terms of the Merger Agreement is contained under the caption “Merger Agreement” in Section 13 — “The Merger Agreement and Other Agreements” in the Offer to Purchase and is incorporated into this Schedule 14D-9 by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.

      A summary of the material terms of the Stockholders Agreement, dated as of October 8, 2003, between Emulex and certain stockholders of Vixel (the “Stockholders Agreement”), is contained under the caption “Stockholders Agreement” in Section 13 — “The Merger Agreement and Other Agreements” in the Offer to Purchase and is incorporated into this Schedule 14D-9 by reference. The summary is qualified in its entirety by reference to the complete text of the form of Stockholders Agreement, which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.

      A summary of the material terms of a Purchaser Option Agreement, dated as of October 8, 2003, between Emulex, Purchaser and Vixel (the “Purchaser Option”) is contained under the caption “The Purchaser Option Agreement” in Section 13 — “The Merger Agreement and Other Agreements” in the Offer to Purchase and is incorporated into this Schedule 14D-9 by reference. The summary is qualified in its entirety by reference to the complete text of the Purchaser Option, which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.

Item 4.	The Solicitation or Recommendation

(a) Recommendation of the Board of Directors

      As described below, the Vixel board of directors (the “Board”) unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Vixel and its stockholders. The Board unanimously determined that the Offer Price is fair to and in the best interests of the Company and the holders of the Shares. The Board unanimously recommends that Vixel’s stockholders accept the Offer and tender their shares of Common Stock and Series B Preferred Stock pursuant to the Offer.

      A letter to Vixel’s stockholders communicating the Board’s recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) to this Schedule 14D-9, respectively, and are incorporated into this Schedule 14D-9 by reference.

(b) Background and Reasons for the Board’s Recommendation

Background

      As part of its strategic planning process, Vixel had developed a list of original equipment manufacturers and potential strategic partners with which it could build relationships. Members of Vixel management met with some of these companies to explore possibilities for strategic partnerships. As a result of discussions with one of these companies (“Alternative Bidder”), Vixel’s Chief Executive Officer, James M. McCluney, and the Chair of Vixel’s Strategic Advisory Board, John Runne, met with the Chief Executive Officer of Alternative Bidder on June 25, 2003 to discuss a partnering relationship between the two companies.

      Vixel had also been exploring forming a possible relationship with Emulex, primarily focused around discussions to jointly develop certain products. On June 13, 2003, Mr. McCluney met with the Chief

Executive Officer of Emulex, Paul Folino. At that meeting, Mr. Folino said that Emulex would be interested in having a deeper relationship that went beyond the possible joint development discussions, including the possibility of Emulex acquiring Vixel.

      On June 16, 2003, in preliminary response to Mr. Folino’s proposal at the June 13 meeting, Mr. McCluney telephoned Mr. Folino to express preliminary interest in a possible business combination. Mr. McCluney also informed Mr. Folino that he needed to discuss the possibility of an acquisition with the Board at its next meeting scheduled for July 29, 2003. Mr. Folino indicated that Emulex would be in a position to initiate discussions following Emulex’s regular meeting of its board of directors scheduled for August 21, 2003. At that point, the parties determined to cease any further discussions regarding a possible combination pending a determination to pursue further discussions by their respective boards of directors.

      Thereafter, on July 18, 2003, Alternative Bidder expressed to Vixel an interest in exploring a possible acquisition of Vixel. As a result, Vixel and Alternative Bidder planned a meeting for July 31, 2003 to discuss the possibility of a transaction.

      On July 29, 2003, the Board met as scheduled. Mr. McCluney informed the Board that Alternative Bidder had expressed an interest in acquiring Vixel. He also told the Board that Emulex had suggested that it too might be interested in acquiring Vixel. The Board also discussed the tentative meeting with Alternative Bidder scheduled for July 31, Vixel’s contacts with Alternative Bidder and Alternative Bidder’s ability to consummate an acquisition transaction. The Board also discussed Mr. McCluney’s preliminary conversations with Mr. Folino regarding the possibility of Emulex acquiring Vixel. The Board then proceeded to discuss Vixel’s current operations, financial condition, strategic position, product cycle, competitors and current technology advantage over its competition. In addition, the Board discussed the relative merits of remaining independent versus combining with a strategic partner. The Board also discussed the potential detriment to Vixel’s operations and customer base that might result from having competitors and customers learn that Vixel was interested in being acquired. Finally, the Board decided that if the right partner could be found and an appropriate transaction consummated, it would be in the best interests of Vixel and its stockholders to proceed with a transaction. Following these discussions, the Board authorized management to meet with Alternative Bidder to determine its interest and to continue communications with Emulex regarding the possibility of an acquisition.

      On July 31, 2003, Mr. Runne and Vixel’s Chief Financial Officer, Kurtis L. Adams, met with members of the management of Alternative Bidder. At that meeting, Alternative Bidder expressed its interest in acquiring Vixel. On August 8, 2003, Mr. Runne and Vixel’s Chief Technical Officer, Stuart Berman, and Vice President of Market and Business Development, Brian Reed, met with the director of business development at Alternative Bidder to discuss Vixel’s strategic position and products. Alternative Bidder and Vixel continued to hold discussions regarding a possible acquisition during the next few weeks. On August 20, 2003, Messrs. McCluney and Runne met with Alternative Bidder to discuss the possible acquisition of Vixel, and on August 21, 2003, Alternative Bidder delivered a term sheet to Vixel proposing a cash merger and requesting that Vixel enter into an exclusive negotiating arrangement with it.

      Vixel convened a meeting of the Board for the next day, August 22, 2003, to discuss the term sheet. Representatives from Heller Ehrman White & McAuliffe LLP (“Heller Ehrman”), Vixel’s outside legal counsel, participated in the Board meeting. Heller Ehrman advised the Board regarding its fiduciary duties. At the request of Mr. McCluney, the Board appointed an ad hoc committee (the “Transaction Committee”), consisting of Timothy M. Spicer, Peter J. Perrone and Robert Q. Cordell II, to assist Vixel’s management with the negotiation of any acquisition transaction. Following the discussion of the term sheet, the Board determined that the offer from Alternative Bidder should be pursued and decided that Vixel should engage an investment banker as financial advisor to assist with the negotiation of a transaction. The Board then discussed retaining Goldman Sachs as its financial advisor. Mr. Perrone advised the Board of his affiliation with Goldman Sachs, entertained questions from the other directors and did not participate in further discussions on the matter. The Board (without Mr. Perrone voting) then approved the retention of Goldman Sachs, subject to negotiation of a satisfactory engagement letter by the Transaction Committee (with Mr. Perrone recusing himself from such negotiations) and subject further to the Board’s ability to retain another financial advisor if the circumstances were to warrant it. Representatives of Goldman Sachs then joined the meeting and engaged in a brief discussion of the proposed transaction with the Board. The Board meeting concluded with management’s authorization to respond to Alternative Bidder’s proposal and also to approach Emulex to determine the extent of its interest in a possible acquisition transaction.

      Later that day, Mr. McCluney spoke by telephone with Mr. Folino, and discussed the possibility of Emulex acquiring Vixel.

      On August 25, 2003, the Transaction Committee met three times by telephone to discuss Alternative Bidder’s proposal and a process for negotiating a transaction. Mr. McCluney and representatives of Goldman Sachs participated in the first two of these discussions, and Mr. Adams participated in all of them. Representatives of Heller Ehrman participated in the last such call held that day. During the discussions, Mr. McCluney reported on his conversations with Alternative Bidder’s Chief Executive Officer. The Transaction Committee discussed what it thought was an appropriate value for Vixel and decided that Alternative Bidder’s bid was inadequate. The Transaction Committee authorized Mr. McCluney to advise Alternative Bidder that it would need to increase its offer substantially. The Transaction Committee also decided that Vixel would not agree to exclusive negotiations at that time. Mr. McCluney communicated both of these points to a senior vice president of Alternative Bidder.

      On August 26, 2003, the Transaction Committee (with Mr. Perrone recusing himself from the meeting) met to review the engagement letter agreement with Goldman Sachs. The Transaction Committee had a subsequent meeting that day attended by representatives of Goldman Sachs and Heller Ehrman at which it further reviewed the term sheet from Alternative Bidder. On August 27, 2003, Vixel and Goldman Sachs entered into the engagement letter agreement.

      On August 27, 2003, Mr. Adams spoke with Emulex’s Chief Financial Officer, Michael J. Rockenbach, and Executive Vice President for Business Planning and Development, Karen Mulvany, about various aspects of Vixel and its business. Two days later, on August 29, 2003, the three of them spoke again, this time joined by Mr. Runne. This conversation also focused on Vixel’s business and potential synergies that could result from an acquisition. At this time, Ms. Mulvany conveyed Emulex’s expression of interest in acquiring Vixel.

      While these management conversations with Emulex took place, the Transaction Committee met with management and its advisors numerous times between August 27 and September 2, 2003. During these meetings, management provided the Transaction Committee with updates regarding the status of discussions with Alternative Bidder and Emulex.

      On September 2, 2003, as a prelude to conducting initial due diligence, Emulex and Vixel entered into the Confidentiality Agreement. Two days later, on September 4, Messrs. Adams, Runne and Reed, held a meeting with senior members of Emulex’s management to discuss Vixel’s business. After this meeting ended, Vixel’s management that attended the meeting updated the Transaction Committee, Mr. McCluney and representatives of Goldman Sachs regarding the substance of the discussions with Emulex.

      Mr. McCluney met with Mr. Folino on September 5, 2003, at which time Mr. Folino stated that a term sheet for an acquisition of Vixel would be forthcoming. The Board held a regularly scheduled meeting on September 9, 2003 at which Mr. McCluney updated the Board on the status of discussions with both Alternative Bidder and Emulex. Alternative Bidder had advised Mr. McCluney that it was not willing to raise its bid at the present time. Mr. McCluney advised the Board that based on his discussions with Emulex he anticipated that an offer would be forthcoming.

      On September 11, 2003, Vixel received a term sheet from Emulex proposing that Emulex would commence a tender offer for all of the outstanding Shares at a price of $9.50 per Share to be paid net in cash. The term sheet proposed that the tender offer would be followed by a merger for all untendered Shares at the same price offered in the tender offer. Emulex also requested that Vixel enter into an exclusive negotiating arrangement with it. Emulex’s offer expired by its terms at 5:00 pm, September 12, 2003. After receiving the term sheet, Messrs. McCluney and Adams spoke by telephone with Mr. Folino and Ms. Mulvany to review the term sheet.

      After speaking with Emulex’s management about the term sheet, Vixel management met by telephone with the Transaction Committee and representatives from Goldman Sachs and Heller Ehrman to discuss Emulex’s proposal. The Transaction Committee agreed that, in light of the ongoing discussions with Alternative Bidder, the $9.50 per Share price of the Emulex proposal was not sufficient to warrant an exclusive negotiating arrangement. Heller Ehrman advised the Transaction Committee as to the Board’s fiduciary obligations under the circumstances.

      Vixel management met with Alternative Bidder’s management and financial advisors the following day, September 12, 2003, to provide additional information concerning Vixel and its products and operations. At that time, Alternative Bidder was advised that a higher bid had been made, and that if it wanted to proceed with a transaction, it should submit a higher bid by no later than Monday morning, September 15, 2003. In light of the fact that Vixel and Alternative Bidder were still in discussions regarding Alternative Bidder’s bid, Vixel sought an extension of the expiration of the Emulex offer until Tuesday morning, September 16, 2003, which Emulex granted.

      That same afternoon, September 12, 2003, the Transaction Committee held a meeting attended by Vixel management and representatives of Goldman Sachs and Heller Ehrman. Vixel’s management briefed the Transaction Committee on its meeting with Alternative Bidder and the Transaction Committee discussed the value and terms of the two bids.

      A meeting of the Board occurred on Sunday, September 14, 2003. At that meeting, the Board discussed the term sheets received from Alternative Bidder and Emulex, the subsequent negotiations with each party, and how to proceed. Vixel management and representatives of Goldman Sachs reported on the meeting with Alternative Bidder. Based on the reports of discussions with both Alternative Bidder and Emulex, the Board discussed the business prospects and strategy of both Emulex and Alternative Bidder and the willingness and ability of each of them to consummate a proposed transaction.

      On September 15, 2003, Alternative Bidder presented a revised term sheet with an increased price per Share. Alternative Bidder advised that the consideration would be either all cash or a combination of cash and Alternative Bidder’s stock. After receiving Alternative Bidder’s revised term sheet, the Transaction Committee met with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss the revised term sheet. After that meeting ended, Mr. McCluney told Emulex management that the Board was meeting that night and that in light of the closeness of the two offers, Vixel was not in a position to negotiate exclusively with Emulex. During those discussions, Emulex management told Mr. McCluney that it would be willing to raise its bid to $9.75 per Share to be paid net in cash.

      The Board met on the night of September 15, 2003. After lengthy discussion of the relative merits of the two proposals and after a presentation by Heller Ehrman on the Board’s fiduciary duties, the Board instructed Vixel management and representatives of Goldman Sachs to contact both Alternative Bidder and Emulex the following day to seek their best offers. In the event that there was no movement in price from Alternative Bidder, the Board authorized the Transaction Committee to agree to an exclusive negotiating arrangement with Emulex.

      The next day, September 16, 2003, representatives of Goldman Sachs contacted representatives of Alternative Bidder’s financial advisor and inquired whether the current offer was Alternative Bidder’s best and final offer. Alternative Bidder’s financial advisor told representatives of Goldman Sachs that Alternative Bidder had fully analyzed Vixel and believed that its current offer reflected full value for Vixel.

      Following additional discussions on September 16, 2003, Emulex raised its bid to $10.00 per Share to be paid net in cash provided that Vixel grant Emulex exclusive negotiating rights. Subsequently, Mr. McCluney received a call from a representative of Alternative Bidder who reiterated that Alternative Bidder was not willing to increase its offer at this time. Mr. McCluney then convened a meeting of the Transaction Committee that was also attended by Mr. Adams and representatives of Goldman Sachs and Heller Ehrman. The Transaction Committee was apprised of the discussions with Alternative Bidder and the increased offer from Emulex. Representatives of Goldman Sachs discussed their financial analysis of the increased offer from Emulex. The Transaction Committee then recommended that management advise Emulex that Vixel would enter into exclusive negotiations with it at the $10.00 per Share price and suggested that Goldman Sachs and Heller Ehrman contact their counterparts representing Emulex to finalize a term sheet and an exclusivity agreement.

      On September 17, 2003, Emulex delivered to Vixel a revised term sheet reflecting the $10.00 per Share offer. The Transaction Committee met again with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss this term sheet, an exclusivity agreement and the Board’s fiduciary obligations.

      The Transaction Committee met with this same group again on September 18, 2003 to discuss the revised term sheet and the exclusivity agreement that the parties had negotiated, and it authorized Mr. Adams to sign the exclusivity agreement, which provided for exclusivity through October 6, 2003. After this meeting, Mr. Adams signed the exclusivity agreement and Mr. Rockenbach signed it on behalf of Emulex.

      On September 22, 2003, management of Vixel and Emulex spoke to each other regarding ongoing intellectual property litigation matters involving Vixel. On September 24 and 25, 2003, the management teams met in Seattle, WA to conduct due diligence, and Emulex’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), Emulex’s financial advisors, Merrill Lynch & Co., Inc. (“Merrill Lynch”), and Goldman Sachs, participated in this due diligence investigation.

      On September 23, 2003, Skadden Arps sent a draft of the Merger Agreement to Heller Ehrman. During the next two weeks, the parties negotiated the terms of the Merger Agreement and the related documents. On October 1, 2003, Messrs. Adams and Reed held a conference call with Emulex management, Merrill Lynch and Goldman Sachs to discuss financial matters and market opportunities for Vixel products. Furthermore, Emulex and Skadden Arps continued to conduct due diligence. During this time, the Transaction Committee held one meeting and the Board met four times to discuss negotiations.

      On October 5 and 6, 2003, the Board met to consider the Merger Agreement and related documents. Representatives of Heller Ehrman reviewed the Board’s fiduciary duties and the terms of the Merger Agreement and related documents. Heller Ehrman also updated the Board on the status of negotiations of the Merger Agreement and related documents. Representatives of Goldman Sachs discussed the financial and valuation analyses that they had performed and reviewed the content of their fairness opinion. On October 6, 2003, the parties agreed to extend the exclusivity period for an additional day and continued to negotiate the terms of the Merger Agreement and related documents. On October 7, 2003, the parties concluded negotiations of the Merger Agreement and related documents, and the Board met to review the documents and vote on the proposed transaction. Representatives of Heller Ehrman reviewed the changes in the Merger Agreement and related documents and representatives of Goldman Sachs discussed the financial and valuation analyses they had performed and delivered Goldman Sachs’ oral fairness opinion, which was confirmed the next day in writing. See Item 4(b) for a description of Goldman Sachs’ fairness opinion. The Board then, by unanimous vote, approved the Offer and the Merger, subject to finalization of the Merger Agreement and related documents, authorized the execution of the Merger Agreement and related documents, and recommended that the stockholders of Vixel tender their shares into the Offer and approve the Merger Agreement.

      On October 8, 2003, after the close of the financial markets, the parties executed the Merger Agreement and related documents and issued a joint press release announcing the transaction.

Reasons for the Board’s Recommendation

      As set forth in the section entitled “Background” above in this Item 4, during the course of negotiations with Emulex and Alternative Bidder, the Board consulted extensively with its financial and legal advisors. At the meetings of the Board held on October 5-7, 2003, the entire Board, with the participation of representatives of its financial and legal advisors, Goldman Sachs and Heller Ehrman, reviewed the Merger Agreement with Emulex and Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger of Purchaser with and into Vixel. The Board, in the course of its deliberations, also reviewed with its financial and legal advisors and Vixel’s management a number of factors relevant to the transaction, including the factors mentioned in the section entitled “Background” above and those set forth below, and considered these factors before reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board’s conclusions reached with respect to each of these factors supported its (i) determination that each of the Offer by Purchaser, the subsequent Merger of Purchaser with and into Vixel and the Merger Agreement is advisable, fair to and in the best interests of Vixel and its stockholders, (ii) approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (iii) recommendation that Vixel’s stockholders tender their shares in the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger. The Board considered the following factors in connection with its review and analysis of the transactions:

(1) Vixel’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Board also considered:

•	the past performance of Vixel;

•	Vixel’s business prospects for fiscal year 2004;

•	the status of negotiations with various customers for new product sales;

•	the long-range projections of Vixel’s management;

•	the potential impact on Vixel’s financial outlook posed by various risks inherent in achieving management’s long-range objectives; and

•	the greater financial resources of some of Vixel’s competitors that could create competitive disadvantages to Vixel.

(2) The public market for Vixel stock. Specifically, the Board also considered:

•	the increase in trading prices for shares of Vixel Common Stock during the last year and the risk that the current stock price may decline;

•	the past and current market prices, revenues, discounted cash flows and other multiples for comparable companies provided to the Board by Goldman Sachs; and

•	the past low trading volume of Vixel Common Stock, the price volatility for shares of Vixel Common Stock, and the ability of Vixel stockholders to realize liquidity with respect to their shares in light of that trading volume and volatility even if Vixel were to achieve its business objectives.

(3) The potential stockholder value that could be expected to be generated from strategic alternatives to an extraordinary transaction with Emulex. This factor included the prospect of continuing to maintain Vixel as an independent, publicly held corporation and not engaging in any extraordinary transaction. The Board deemed these options less attractive in light of the risks and uncertainties associated with each of these alternatives and the timing and the likelihood of accomplishing the goal of these alternatives. The Board also considered other possible strategic alternatives, including an extraordinary transaction with other potentially interested parties. The Board’s determination that it was unlikely that a third party would offer a more compelling alternative than Emulex included assessments with respect to a number of considerations including:

•	the limited number of potential acquirers in the industry with the financial resources required to consummate an acquisition of Vixel;

•	the potential harm to Vixel’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; and

•	past contacts between representatives of Vixel and representatives of certain potentially interested parties indicating that they were not interested in a business combination with Vixel.

(4) The likelihood that, in the Board’s view, conducting an extensive public auction process before selling Vixel (a) would risk the loss of the opportunity to effect an extraordinary transaction with Emulex or to do so on terms as favorable as those contemplated by the Merger Agreement and (b) would be detrimental to Vixel by significantly disrupting its existing operations, including risks to its customer base, risk of loss of potential customers and employee retention issues that are inherent in approaching potential bidders with competitive operations.

(5) That, if the Board declined to approve Emulex’s proposal at the time, there was no assurance that there would be another opportunity for Vixel stockholders to receive from Emulex or any other person as significant a premium as that contemplated by the Merger Agreement for their Shares, including if Emulex were in the future no longer interested in an acquisition of Vixel due to changes in its own business.

(6) The Board’s belief that it had obtained the highest price per Share that Emulex is willing to pay after considering, among other things, the strategic importance of a transaction to Emulex and the potential value to Emulex of the synergies that a business combination between Vixel and Emulex offered.

(7) The fact that the $10.00 per Share price to be received by Vixel’s stockholders in both the Offer and the Merger represents: (a) a premium of approximately 18% over the closing price of shares of Vixel Common Stock on October 7, 2003, the business day immediately before the public announcement by Emulex and Vixel of the proposed transaction between Vixel and Emulex; (b) a premium of approximately 34% over the closing price of shares of Vixel Common Stock on October 1, 2003, one week before the public announcement of the proposed transaction between Vixel and Emulex, (c) a premium of approximately 20% over the closing price of shares of Vixel Common Stock on September 8, 2003, one-month before the public announcement of the proposed transaction between Vixel and Emulex, and (d) a premium of approximately 809% over the price of shares of Vixel Common Stock on October 9, 2002, the date in the most recent 52-weeks on which the shares of Vixel had their lowest price. The Board also took note of the fact that shares of Vixel Common Stock had not traded at or above $10.00 per share since June 22, 2000.

(8) The presentations from Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in a written opinion, dated as of October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule II to this Schedule 14D-9. Vixel’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in the Offer or how any holder of such shares should vote with respect to the Merger. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. The Board was also aware that Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel and that as of October 8, 2003, the GS Entities owned 2,947,651 shares of Vixel’s Series B Preferred Stock (including 84,127 shares of Series B Preferred Stock representing accrued but unpaid dividends) and warrants to purchase 859,056 shares of Common Stock.

(9) The lack of any required approval by Emulex’s stockholders to complete the Offer and Merger, and the belief that Emulex has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

(10) That the Merger Agreement with Emulex and Purchaser was the product of arm’s-length negotiations between Vixel and its advisors, on the one hand, and Emulex and its advisors, on the other.

(11) The fact that the consideration to be received by Vixel’s stockholders in the Offer and the Merger would be payable in cash, and the certainty of value of that cash consideration compared to any stock consideration that may be offered by an alternative party.

(12) The fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Shares to be followed by the Merger in which all Shares not tendered would be converted into a right to receive the same consideration, thereby enabling Vixel’s stockholders to swiftly obtain the benefits of the transaction in exchange for their Shares.

(13) The financial and other terms and conditions of the Merger Agreement with Emulex and Purchaser including, but not limited to, the fact that the terms of the Merger Agreement (a) do not act to preclude other third parties from making unsolicited proposals after execution of the Merger Agreement, (b) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties and (c) will permit Vixel, subject to payment of a $9.3 million termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be more favorable to Vixel stockholders than the Offer and the Merger.

      In addition, the Board believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the subsequent Merger, to Vixel’s stockholders (other than Emulex and its affiliates) and to permit the Board to represent effectively the interests of Vixel’s stockholders (other than Emulex and its affiliates), including the following:

•	the Board consisted entirely of directors who are not affiliated with Emulex in any way and who acted to represent solely the interests of Vixel’s stockholders (other than Emulex and its affiliates);

•	the Board retained and received advice from its independent legal counsel, Heller Ehrman; and

•	the Board was advised by and received the opinion of its financial advisor, Goldman Sachs, that is referred to above.

      In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the transactions contemplated by the Merger Agreement, including the Offer and Merger, and the complexity of these matters, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with Emulex and Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the Offer Price and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Vixel and its stockholders, and recommended that Vixel’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Opinion of Vixel’s Financial Advisor

      Goldman, Sachs & Co. Fairness Opinion. The Board considered presentations from Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in a written opinion, dated as of October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule No. II to this Schedule 14D-9. Vixel’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in the Offer or how any holder of such shares should vote with respect to the Merger. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. The Board was also aware that Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel and that as of October 8, 2003, the GS Entities owned 2,947,651 shares of Vixel’s Series B Preferred Stock (including 84,127 shares of Series B Preferred Stock representing accrued but unpaid dividends) and warrants to purchase 859,056 shares of Common Stock.

(c) Intent to Tender

      To the knowledge of Vixel, the non-employee directors of Vixel and the GS Entities have entered into a Stockholders Agreement pursuant to which they have agreed for a period of 35 days from the announcement of the Merger to tender all Shares held of record or owned beneficially by them (representing approximately 11% of the outstanding Shares) into the Offer (except for those Shares issuable upon exercise of Company Options or warrants to purchase Shares, which they have agreed to tender into the Offer following acquisition of such Shares). The foregoing does not include any Shares over which, or with respect to which, any director or the GS Entities acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Stockholder Lawsuit

      On October 9, 2003, a purported class action lawsuit was filed in King County Superior Court of the State of Washington against Vixel and each of Vixel’s directors, entitled Russell Fink v. Vixel Corporation, et al., Case No. 03-2-37226-9JD. The complaint makes general allegations that, among other things, Vixel’s directors breached their fiduciary duties to Vixel stockholders in connection with the approval of the Merger and seeks to enjoin the Offer and have the Merger Agreement declared unlawful, among other forms of relief. Vixel believes that the plaintiff’s claims are without merit and has retained counsel with instructions to vigorously defend it. The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, a copy of which is filed as Exhibit(e)(22) to this Schedule 14D-9.

Item 5.     Persons/ Assets Retained, Employed, Compensated or Used

      Pursuant to an engagement letter entered into on August 27, 2003, Vixel engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Vixel. Pursuant to the engagement, Vixel will pay Goldman Sachs a transaction fee of approximately $4.63 million upon the completion of the acquisition by Emulex of 50% or more of Vixel’s outstanding voting stock pursuant to the Offer and the Merger. Vixel has also agreed to reimburse Goldman Sachs for its reasonable expenses, including the fees and disbursements of its attorneys, and any sales, use or similar taxes, arising in connection with any matter referred to in the engagement letter. Vixel has also agreed to indemnify Goldman Sachs against certain liabilities, including certain liabilities arising under federal securities laws.

      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities of Vixel and Emulex (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Goldman Sachs also may provide investment banking and other services to Vixel and Emulex in the future.

      See Item 3 for a description of Vixel’s relationship with the GS Entities, Goldman Sachs and its affiliates.

      Except as set forth above, neither Vixel nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

      Other than the transactions listed below, no transactions in the Shares have been effected during the past 60 days by Vixel or, to the best of Vixel’s knowledge, by any of its executive officers, directors, or affiliates:

	Date of		Number of Shares of
Name	Transaction	Nature of Transaction	Common Stock	Price

Thomas Hughes	9/18/03	Acquisition of Common Stock*	15,000	$1.50
Thomas Hughes	9/18/03	Sale of Common Stock**	14,300	$7.35
Thomas Hughes	9/18/03	Sale of Common Stock**	700	$7.36
Thomas Hughes	10/02/03	Acquisition of Common Stock*	15,000	$1.50
Thomas Hughes	10/02/03	Sale of Common Stock**	13,300	$7.35
Thomas Hughes	10/02/03	Sale of Common Stock**	600	$7.36
Thomas Hughes	10/02/03	Sale of Common Stock**	300	$7.37
Thomas Hughes	10/02/03	Sale of Common Stock**	800	$7.44

*	Acquired upon exercise of employee stock option and pursuant to Rule 10b5-1 stock trading plan

**	Sale pursuant to Rule 10b5-1 stock trading plan.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Schedule 14D-9, Vixel is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Shares by Vixel or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Vixel or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of Vixel or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Vixel.

      There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Delaware General Corporation Law

      Under Delaware law, if Purchaser becomes the owner of at least 90% of the outstanding shares of each of the Common Stock and Series B Preferred Stock, Purchaser will be able to effect the Merger without the approval of Vixel’s stockholders. However, if Purchaser does not become the owner of at least 90% of the outstanding shares of each of the Common Stock and Series B Preferred Stock, a meeting of Vixel stockholders will be required to adopt the Merger Agreement. As a result, Vixel will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, Vixel will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, assuming that (1) a number of shares of Common Stock which, together with any shares of Common Stock then owned by Emulex or Purchaser (without giving effect to Shares subject to purchase under the Purchaser Option or the Stockholders Agreement) represents greater than 50.1% of the voting power of the outstanding Common Stock on a basis which takes into account all shares of Common Stock issuable upon the conversion of convertible securities (other than the shares of Series B Preferred Stock) or upon the exercise of any Company Options, warrants or other rights to purchase shares of Common Stock (whether or not exercised or converted at the time of determination), and (2) a number of shares of Series B Preferred Stock which, together with any shares of Series B Preferred Stock then owned by Emulex or Purchaser (without giving effect to Shares subject to purchase under the Purchaser Option or the Stockholders Agreement) represents greater than 50.1% of the voting power of the outstanding Series B Preferred Stock on a basis which takes into account all shares of Series B Preferred Stock issuable upon the conversion of convertible securities or upon the exercise of any Company Options, warrants or other rights to purchase shares of Series B Preferred Stock (whether or not converted at the time of determination), are tendered and not properly withdrawn in the Offer, the Purchaser will be able to approve the Merger without the vote of any other stockholder.

      In addition, in general, Section 203 of the DGCL (“Section 203”) prevents an “interested party” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such company prior to that date. Section 23B.19 of the Washington Business Corporation Act (“23B.19”) prevents an “acquiring person” (defined generally as person or group who beneficially owns more than 10% of the outstanding voting shares of a corporation) from engaging in a “significant business transaction” (defined to include mergers and certain other transactions) with a “target corporation” (defined to include certain foreign corporations) for five years following the date such person became an acquiring person unless, among other things, the significant business transaction is approved by the board of such company prior to the date such person becomes an acquiring person. On October 7, 2003, Vixel’s Board approved the Offer and the Merger. Accordingly, Section 203 and 23B.19 are inapplicable to the Offer and the Merger.

      Furthermore, no appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the completion of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Shares at the completion of the Merger (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Offer Price of $10.00 per Share. The value so determined could be more or less than the Offer Price.

      Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Amendment to the Rights Agreement

      The Board, on October 8, 2003, amended the Rights Agreement to (1) exempt the Offer, the Merger Agreement, the Stockholders Agreement, the Purchaser Option and the transactions contemplated by each of these documents from the Rights Agreement (2) provide that the Rights Agreement will terminate upon effective time of the Merger.

Designation of Persons to be Elected to the Board

      The Information Statement attached hereto as Schedule I is being furnished to Vixel’s stockholders in connection with the possible designation by Emulex, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Vixel’s stockholders, and such information is incorporated into this Schedule 14D-9 by reference.

Regulatory Approvals

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

      Pursuant to the requirements of the HSR Act, Purchaser has advised Vixel that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about October 16, 2003. As a result, the waiting period applicable to the purchase of the Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

      The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Emulex or Vixel. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Vixel does not, and Purchaser has advised Vixel that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      Under the Merger Agreement Vixel and Emulex have agreed to use all reasonable efforts to resolve any objections that the antitrust regulators may raise with respect to the contemplated transactions. Vixel and Emulex have agreed to use all reasonable efforts to avoid or vacate any injunction restraining the Merger, including litigating any claim raised by any party if there is a reasonable possibility that litigating such action would result in its dismissal, removal, elimination or termination. However, Emulex and Vixel have agreed that Emulex, Purchaser and their subsidiaries are not required to make any divestitures which would be reasonably expected either to materially and adversely impact the benefits Emulex expects to derive as a result of the Offer and Merger or to have a material adverse effect on the business of Vixel and its subsidiaries as conducted as of October 8, 2003 or as contemplated to be conducted on a combined basis with the business of Emulex and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      Emulex and Vixel file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC reading room or obtain copies of this information by mail at prescribed rates:

Public Reference Room
450 Fifth Street, N.W.
Suite 1024
Washington, D.C. 20549

      The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Emulex and Vixel, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9.     Exhibits

      The information contained in all of the exhibits referred to in Item 9 below is incorporated into this Schedule 14D-9 by reference.

(a)(1)		Offer to Purchase, dated October 15, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(1) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(2)		Form of Letter of Transmittal (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(2) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(3)	*	Chairman’s Letter to Stockholders of Vixel, dated October 15, 2003.
(a)(4)		Press Release dated October 8, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit 99.1 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(a)(5)		Slides from joint teleconference by Emulex and Vixel on October 8, 2003 (incorporated into this Schedule 14D-9 by reference to the Schedule TO-C filed by Aviary Acquisition Corp. and Emulex on October 8, 2003).
(a)(6)		Transcript from joint teleconference by Emulex and Vixel on October 8, 2003 (incorporated into this Schedule 14D-9 by reference to the Schedule TO-C filed by Aviary Acquisition Corp. and Emulex on October 10, 2003).
(a)(7)		Press Release of Emulex dated October 15, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(11) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(8)		Opinion of Goldman, Sachs & Co. issued to the board of directors of Vixel, dated October 8, 2003 (included as Schedule II to this Schedule 14D-9).
(e)(1)		Agreement and Plan of Merger, dated as of October 8, 2003, among Emulex, Purchaser and Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.1 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(2)		Form of Stockholders Agreement, dated as of October 8, 2003, among Emulex and certain stockholders of Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.3 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(3)		Purchaser Option Agreement, dated as of October 8, 2003, among Emulex, Purchaser and Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.2 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(4)		Confidentiality Agreement, dated as of September 2, 2003, between Vixel and Emulex (incorporated into this Schedule 14D-9 by reference to Exhibit (d)(9) to the Schedule TO of Emulex filed on October 15, 2003).
(e)(5)		Rights Agreement, dated November 15, 2000 between Vixel and Computershare Trust Company, Inc. (incorporated into this Schedule 14D-9 by reference to Exhibit 4.1 to that Current Report on Form 8-K filed by Vixel on November 16, 2000).
(e)(6)		Amendment No. 1 to Rights Agreement, dated October 8, 2003 between Vixel and Computershare Trust Company, Inc. (incorporated into this Schedule 14D-9 by reference to Form 8A-12 filed by Vixel on October 10, 2003).
(e)(7)		Form of Indemnity Agreement to be entered into by Vixel and each of its directors and executive officers (incorporated into this Schedule 14D-9 by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(8)		Employment Agreement between Vixel and Stuart B. Berman dated February 17, 1998 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(9)		Employment Agreement between Vixel and James McCluney dated April 26, 1999 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.12 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(10)		Amended and Restated 1995 Stock Option Plan and forms of agreements thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).

(e)(11)	1999 Equity Incentive Plan (as amended) (incorporated into this Schedule 14D-9 by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Vixel on March 29, 2001).
(e)(12)	2000 Non-officer Equity Incentive Plan and forms of agreements thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-39000) filed by Vixel on June 9, 2000).
(e)(13)	1999 Employee Stock Purchase Plan and forms of agreement thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 10.22 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(14)	Form of Change in Control Agreement for executive officers.
(e)(15)	Offer Letter between Vixel and Kurtis Adams, dated August 20, 1998.
(e)(16)	Offer Letter between Vixel and Thomas Hughes, dated March 21, 2000.
(e)(17)	Form of Option Agreement for James McCluney.
(e)(18)	Form of Option Agreement for Stuart Berman, Reza Norouzian and Kelsey Britz.
(e)(19)	Form of Option Agreement for Kurtis Adams.
(e)(20)	Form of Option Agreement for Thomas Hughes.
(e)(21)	Series B Convertible Preferred Stock and Warrant Purchase Agreement between Vixel and the Investors signatory thereto, dated as of February 18, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.1 to that Current Report on Form 8-K filed by Vixel on February 20, 2003).
(e)(22)	Russell Fink v. Vixel Corporation, et al., Complaint/ Case No. 03-2-37226-9JD.

*	Included in copies mailed to stockholders of Vixel.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIXEL CORPORATION

By:

Name: James M. McCluney
Title: Chief Executive Officer

Dated: October 15, 2003

SCHEDULE I

VIXEL CORPORATION

11911 North Creek Parkway South
Bothell, Washington 98011
(425) 806-5509

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

      This Information Statement is being mailed on or about October 15, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Vixel Corporation, a Delaware corporation (“Vixel”). You are receiving this Information Statement in connection with the possible election of persons designated by Emulex Corporation, a Delaware corporation (“Emulex”), to a majority of seats on the Board of Directors of Vixel (the “Board”).

      On October 8, 2003, Vixel entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emulex and Aviary Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Emulex (“Purchaser”), pursuant to which Purchaser has commenced an offer to purchase each outstanding share of (i) common stock, par value $0.0015 per share, of Vixel (including the associated preferred stock or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computer Share Trust Company, Inc. as rights agent, as amended from time to time, the “Common Stock”) and (ii) the Series B convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock” and together with the Common Stock, the “Shares”) for $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated October 15, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Vixel and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Emulex and the Purchaser with the Securities and Exchange Commission (the “SEC”) on October 15, 2003.

      The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporate Law (the “DGCL”), the Purchaser will be merged with and into Vixel, with Vixel surviving the merger as a wholly-owned subsidiary of Emulex (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by Emulex, the Purchaser, Vixel, or any wholly-owned subsidiary of Emulex or Vixel), will be converted into the right to receive $10.00 per Share, net to the seller in cash or any higher price paid in the Offer, without interest.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Schedule I, which was filed by Vixel with the SEC on October 15, 2003 and which is being mailed to stockholders of Vixel along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Emulex, Purchaser or the Emulex Designees (as defined below) has been provided by Emulex. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      The Purchaser commenced the Offer on October 15, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 12, 2003, unless the Purchaser extends it.

The Emulex Designees

      The Merger Agreement provides that, promptly upon the purchase of and payment for the Shares by Purchaser pursuant to the Offer, Emulex will be entitled to designate such number of directors (the “Emulex Designees”) on the Board, rounded up or down to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

      The Merger Agreement provides that Vixel will, upon request of the Purchaser, use all reasonable efforts to promptly increase the size of the Board or obtain the resignations of such number of directors, or both, as is necessary to enable the Emulex Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will use all reasonable efforts to cause the Emulex Designees to be so elected.

      Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of the Nasdaq Stock Market, Inc.

      The directors of the Purchaser at the Effective Time will be the directors of Vixel following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

      The Emulex Designees will be selected by Emulex from among the individuals listed below. Each of the following individuals has consented to serve as a director of Vixel if appointed or elected. None of the Emulex Designees currently is a director of, or holds any positions with, Vixel. Emulex has advised Vixel that, to the best of Emulex’s knowledge, except as set forth below, none of the Emulex Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Vixel, nor has any such person been involved in any transaction with Vixel or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Emulex and Vixel that have been described in the Schedule TO or the Schedule 14D-9.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Emulex Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, their business address is 3535 Harbor Boulevard, Costa Mesa, California 92626 and their telephone number at that address is (714) 662-5600.

Present Principal Occupation or Employment:
Name	Material Positions Held During the Past Five Years

Paul F. Folino Age: 58	Mr. Folino joined Emulex in May 1993 as president and chief executive officer and as a director, and in July 2002 was promoted to his current positions as chairman of the board and chief executive officer.
Michael J. Rockenbach Age 43	Mr. Rockenbach joined Emulex in 1991 and has served in his current positions as executive vice president and chief financial officer since December 2000.
Michael E. Smith Age: 42	Mr. Smith joined Emulex in October 1998 as senior director of Fibre Channel marketing and was promoted to vice president, Fibre Channel marketing in June 1999, then to vice president, worldwide marketing in August 1999 and subsequently to his current position as executive vice president worldwide marketing in December 2000.

2

Present Principal Occupation or Employment:
Name	Material Positions Held During the Past Five Years

William F. Gill Age: 46	Mr. Gill joined Emulex in January 2000 as vice president, OEM sales and in December 2000, was promoted to his current position as executive vice president worldwide sales. The year before joining Emulex, Mr. Gill was director, business development for Pinnacle Multimedia, a developer of training management software. From 1994 to 1999, he held various senior sales positions with 3Com and U.S. Robotics.
Sadie A. Herrera Age: 54	Ms. Herrera joined Emulex in 1988 as benefits administrator, and was promoted to vice president, human resources in May 1995 and to her current position as executive vice president, human resources in December 2000.

Information Concerning the Shares

      Each share of Common Stock entitles the holder to one vote. Except as limited by law or the Certificate of Designation of the Series B Preferred Stock, each holder of Series B Preferred Stock is entitled to vote with the Common Stock at a rate of 0.8936 vote per share of Common Stock into which such holder’s shares of Series B Preferred Stock could then be convertible until such holder’s shares are converted into shares of Common Stock. Vixel’s Restated Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes, with each class having a three-year term. Under Vixel’s Restated Certificate of Incorporation, the holders of Series B Preferred Stock, voting separately as a class, are entitled to appoint one director (the “Series B Director”), and the holders of Common Stock, voting separately as a class, are entitled to elect the remaining members of the Board.

      As of September 28, 2003, there were 24,696,691 shares of Common Stock issued and outstanding, and 2,863,524 shares of Series B Preferred Stock issued and outstanding.

INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF VIXEL

      The Board is divided into three classes, having three-year terms that expire in successive years, and is presently composed of seven members.

      The following list sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Vixel. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Vixel Corporation, 11911 North Creek Parkway South, Bothell, Washington, 98011. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of Vixel.

      James M. McCluney (age 52) has served as Vixel’s president, chief executive officer and as a director since April 1999 and the chairman of the Board since January 2000. From October 1997 to January 1999, he served as president and chief executive officer of Crag Technologies, formerly Ridge Technologies, a storage system manufacturer. From October 1994 to September 1997, Mr. McCluney served in various positions at Apple Computer, including senior vice president of worldwide operations and vice president of European operations. Mr. McCluney is a citizen of Great Britain.

      Charles A. Haggerty (age 62) has served as a director since March 1996. In January 2000, he retired as president and chief executive officer of Western Digital Corporation, a publicly held maker of hard disk drives. He held these positions from July 1993. In June 2000, Mr. Haggerty retired as chairman of the board of directors of Western Digital. Mr. Haggerty is currently the chief executive officer of LeConte Associates, LLC, a consulting and investment firm. Mr. Haggerty is a member of the board of directors of Deluxe Corporation, a publicly held check and office supplies company, Pentair Inc., a publicly held diversified industrial manufacture, and Beckman Coulter, Inc., a publicly held medical instrument systems provider.

3

      Robert Q. Cordell II (age 58) has served as a director since December 2001. He has over thirty years management and technical experience in various information technology industries, including senior executive positions with Hitachi Data Systems, a storage systems provider, from 1995 to November 1999, HAL Computer Systems, a computer systems research and development subsidiary of Fujitsu, from 1991 to 1995 and IBM Corporation, a publicly held technology solutions provider, from 1967 to 1991. Most recently Mr. Cordell served as chief technology officer of Sanrise, Inc., a storage service provider, from August 2000 to June 2002. Mr. Cordell is currently engaged in consulting activities to information technology companies.

      Robert S. Messina (age 53) became a director in March 2003. He has over 30 years of experience in connectivity and communications sales and operations, including serving as president and chief operating officer of the Troy Group, Inc., a publicly held enterprise output solutions provider. From 1994 to 2002 he served Troy Group as president and chief operating officer, and executive vice president, president and chief operating officer of Troy Systems International.

      Jami K. Nachtsheim (age 44) became a director in January 2003. Ms. Nachtsheim’s career includes over 20 years with Intel Corporation, a publicly held semiconductor company, where most recently she was a corporate vice president and responsible for Intel’s worldwide marketing efforts. During her tenure with Intel, Ms. Nachtsheim held various domestic and international posts involved in business planning, logistics, information technology and ASIC operations. During 1997 she was appointed a vice president, and in 2000 was promoted to corporate vice president of the sales and marketing group and director of worldwide marketing. Ms. Nachtsheim retired from Intel in June 2000. Ms. Nachtsheim is a member of the board of directors of Southwall Technologies Inc., a publicly held supplier of high performance coatings.

      Peter J. Perrone (age 36) was appointed to serve as the Series B Director in February 2003. He has been a vice president in the principal investment area at Goldman, Sachs & Co., a publicly held investment banking and securities firm, since August 1999. Prior to joining Goldman, Sachs & Co., Mr. Perrone held positions in engineering and finance with Westinghouse Electric Company, a power industry services company, from 1989 to 1994, and with Applied Synergistics, a startup servicing the power industry, from June 1995 to May 1998. Mr. Perrone holds a Bachelor of Science degree in Electrical Engineering from Duke University, Masters of Science degree in Electrical Engineering from the Georgia Institute of Technology and an MBA from the Massachusetts Institute of Technology.

      Timothy M. Spicer (age 54) has served as a director since February 1998 and served as Vixel’s interim chief executive officer from February 1999 to April 1999. He has been the managing partner of eCompanies Venture Group and a venture partner in Evercore Ventures, a Santa Monica, California-based venture fund, since September 1999. From 1993 to September 1999, Mr. Spicer served as the president and chief operating officer of San Francisco Sentry Investment Group, a registered investment advisor.

      Kurtis L. Adams (age 49) has served as Vixel’s chief financial officer, vice president of finance, treasurer and secretary since September 1998. From December 1995 to September 1998, he was chief financial officer and vice president of finance of Health Systems Technologies, Inc., a software company. Mr. Adams was the corporate controller and chief accounting officer from March 1991 to October 1995 for Chipcom Corporation, a networking company.

      Kelsey Britz (age 46) joined Vixel in April 1998 and has served as Vixel’s vice president of operations and service since April 2000. Prior to joining Vixel, Mr. Britz held a number of management positions at Intermec Technologies Corporation, a data collection, mobile computing and wireless technologies company, from 1981 to 1998. In his 17 years at Intermec, Mr. Britz’s positions included operations, engineering, new product development, materials, marketing and business development.

      Stuart B. Berman (age 47) has served as Vixel’s chief technology officer since February 1998. During July 1996, he co-founded Arcxel Technologies, Inc., a networking company, and through February 1998 served as its chairman and chief technology officer. From February 1993 to June 1996, Mr. Berman was a Fibre Channel Architect for Emulex Corporation, a networking company.

      Thomas Hughes (age 43) has served as Vixel’s vice president of product development since March 2000. Mr. Hughes was president from August 1997 to January 2000 and chief operating officer from June 1995 to

4

August 1997 of V Band Corporation, a provider of hardware and software-based mission critical digital telecommunications systems for the financial services industry.

      Reza Norouzian (age 44) has served as Vixel’s vice president of worldwide sales since May 2002. From May 2000 to April 2002, Mr. Norouzian served as vice president of sales and general manager of TranSwitch Corporation, a semiconductor company. Mr. Norouzian was the general manager of Exis Inc. from June 1996 to May 2000, an electronics supplier. Prior to Exis Inc., Mr. Norouzian served as director of sales at GEC Plessey Semiconductors, a semiconductor company, for 10 years.

Board Committees and Meetings

      During the fiscal year ended December 29, 2002, the Board held ten meetings and acted once by written consent. The Board has an Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

      The Audit Committee meets with Vixel’s independent accountants at least quarterly to discuss the results of the annual audit or interim periodic reviews and to review the financial statements; appoints the independent accountants to be retained; oversees the independence of the independent accountants; evaluates the independent accountants’ performance; approves fees paid to independent accountants and receives and considers the independent accountants’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee met five times during fiscal 2002 and is currently composed of three non-employee directors, Messrs. Spicer (Chairman), Haggerty and Cordell. (During fiscal 2002, the Audit Committee was composed of four non-employee directors, Messrs. Spicer, Haggerty, and Cordell, and Mr. Werner Wolfen. Mr. Cordell left the committee in January 2003 to chair the Corporate Governance and Nominating Committee and Mr. Wolfen resigned from the Board in April 2003. Mr. Cordell rejoined the Audit Committee in May 2003.) Each member of Vixel’s Audit Committee is, in the judgment of the Board, an “independent director” as defined in the NASDAQ listing standards. The Audit Committee has adopted a written Audit Committee Charter. The Audit Committee Charter was filed as Appendix A to Vixel’s 2001 Proxy Statement.

      The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation, awards stock options to employees and consultants under Vixel’s stock option plans and performs other functions regarding compensation as delegated by the Board. The Compensation Committee is currently composed of three non-employee directors, Messrs. Haggerty (Chairman), and Messina, and Ms. Nachtscheim. (During fiscal 2002, the Compensation Committee was composed of three non-employee directors, Messrs. Haggerty, Cordell and Wolfen. Mr. Wolfen resigned from the Board in April 2003. Ms. Nachtscheim joined the Board, and was appointed to the Compensation Committee, in January 2003 and thus did not participate in the committee’s activities during or with respect to fiscal 2002. Mr. Cordell left the committee, and Mr. Messina joined, in May 2003). The Compensation Committee acted by written consent three times during fiscal 2002. In January 2002, the Board changed the name and function of the Compensation Committee to the Compensation and Corporate Governance Committee and expanded its duties to include, without limitation, corporate governance matters such as disclosure policies, conflicts of interests and related party transactions. In January 2003, the Board changed the name back to Compensation Committee and formed a new Corporate Governance and Nominating Committee, which was assigned the corporate governance responsibilities.

      The Corporate Governance and Nominating Committee was established as a stand-alone committee during January 2003 and is devoted primarily to the continuing review and articulation of the governance structure of the Board. The committee is also responsible for recommending qualified candidates to the Board for appointment and election as directors of Vixel, including the directors that the Board proposes for election by stockholders at the annual meeting. No nominations for director were received from stockholders and no procedures have been established for any such nominations. The Corporate Governance and Nominating Committee is currently composed of three directors, Messrs. Cordell (Chairman) and Messina, and Ms. Nachtscheim.

5

      During the fiscal year ended December 29, 2002, each director attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he or she served during the period for which he or she was a director or committee member.

Compensation Committee Interlocks and Insider Participation

      None of the members of the Compensation Committee is or has been, at any time since formation, an officer or employee of Vixel. No member of the Compensation Committee and none of the executive officers serves as a member of the board of directors or compensation committee or other committee of any entity that has one or more executive officers serving as a member of Vixel’s Board or Compensation Committee.

Compensation of Directors

      Each non-employee director of Vixel, other than the Series B Director, receives an annual retainer of $12,000 for his or her service on the Board with an additional $1,000 annual retainer if serving as a committee chairman, payable immediately following the annual meeting of stockholders. In addition to the annual retainer, each non-employee director of Vixel receives $500 for attendance by telephone and $1,000 for attendance in person at Board meetings. The members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Vixel’s policy. The members of the Audit, Compensation and Corporate Governance and Nominating Committees each receive $500 for attendance by telephone or in person at such committee meetings, provided that the committee meetings are not held in conjunction with Board meetings. The Series B Director and directors that are employees do not receive compensation for attendance at Board or committee meetings, but are reimbursed for their expenses incurred in connection with attendance at such meetings in accordance with Vixel’s policy. During the fiscal year ended December 29, 2002, the total compensation paid to non-employee directors was $77,500.

      Under the Vixel 1999 Equity Incentive Plan, each person who is elected or appointed for the first time to be a non-employee director receives an initial option grant on the date of his or her election or appointment to the Board to purchase 60,000 shares of Vixel’s Common Stock, 20,000 shares of which will vest on the date of grant and 20,000 shares of which will vest on each of the first and second anniversaries of the date of grant. In addition, beginning at the first annual meeting of stockholders following the third anniversary of each non-employee director’s election to the Board, each such director will automatically, on the day after Vixel’s annual meeting of stockholders, receive a fully vested option grant to purchase 20,000 shares of Vixel’s Common Stock. Non-employee directors who serve less than a full year from their third anniversary to the next annual meeting of stockholders will be granted a pro rata portion of their option shares based on their length of service. All options granted to non-employee directors are for a term of ten years and are granted at the fair market value of Vixel’s Common Stock on the date of grant. The Series B Director does not receive option grants for service as a director.

      In May 2002, Messrs. Haggerty, Spicer and Wolfen, in recognition of their service on the Board, each received a grant of options to purchase 20,000 shares of Common Stock at an exercise price of $3.06 per share, the fair market value on the date of grant. In January 2003, Messrs. Haggerty, Spicer and Wolfen, in recognition of their service on the Board, each received a grant of options to purchase 100,000 shares of Common Stock at an exercise price of $2.52 per share, the fair market value on the date of grant. The options granted in May 2002 and January 2003 are fully vested, immediately exercisable and expire ten years from the date of grant. Upon joining the Board in December 2001, Mr. Cordell received an initial option grant to purchase 60,000 shares of Vixel’s Common Stock at an exercise price of $1.57 per share, the fair market value on the date of grant. The options are one-third vested and immediately exercisable as of the date of grant with the remainder vesting one-third on each of the first and second anniversaries of the date of grant. The option expires ten years from the date of grant.

6

BENEFICIAL SHARE OWNERSHIP BY

PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 28, 2003, by (1) each person (or group of affiliated persons) known by Vixel to own beneficially more than five percent of the outstanding shares of Vixel’s Common Stock; (2) each director; (3) each executive officer named in the Summary Compensation Table; and (4) all of Vixel’s directors and executive officers as a group. The table is based on information supplied by the directors, executive officers and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated, the address of each of the named individuals is c/o Vixel Corporation, 11911 North Creek Parkway South, Bothell, Washington 98011.

      Beneficial ownership is determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Except as otherwise indicated, and subject to applicable community property laws, Vixel believes that the persons named in the table, based on the information each of them has given to Vixel, have sole voting and investment power with respect to all shares of Common Stock held by them.

      Shares of Common Stock subject to options or warrants currently exercisable or exercisable or through the conversion of Series B Preferred Stock within 60 days of September 28, 2003 are deemed outstanding for calculating the percentage of outstanding shares beneficially owned by the person or entity holding these options or warrants or Series B Preferred Stock, but are not deemed outstanding for calculating the percentage ownership of any other person or entity. Percentage of shares beneficially owned is based on 24,696,691 shares of Common Stock issued and outstanding as of September 28, 2003 and 2,863,524 shares of Series B Preferred Stock issued and outstanding as of September 28, 2003.

	Total Number
	of Shares of
	Common	Percentage of	Number of Shares	Percentage of
	Stock	Common Stock	of Series B	Series B Preferred
	Beneficially	Beneficially	Preferred Stock	Stock Beneficially
Beneficial Owner	Owned(1)	Owned	Beneficially Owned	Owned

Herb Alpert(2)	1,985,013	7.2%	—	—
360 N. LaCienega Boulevard
Los Angeles, CA 90048
Goldman Sachs Group, Inc.(3)	3,806,707	13.4%	2,947,651	100%
85 Broad Street
New York, NY 10004
Wellington Management Company LLP(4)	3,612,800	13.0%	—	—
75 State Street
Boston, MA 02109
Kern Capital Management, LLC(5)	2,828,600	10.3%	—	—
114 West 47th Street
Suite 1926
New York, NY 10036
James M. McCluney(6)	1,217,571	4.3%	—	—
Kurtis L. Adams(7)	426,386	1.5%	—	—
Stuart B. Berman(8)	614,832	2.2%	—	—
Thomas Hughes(9)	425,312	1.5%	—	—
Robert Q. Cordell II(10)	65,000	*	—	—
Charles A. Haggerty(11)	251,666	*	—	—
Robert S. Messina	20,000	*	—	—
Jami K. Nachtscheim	20,000	*	—	—

7

	Total Number
	of Shares of
	Common	Percentage of	Number of Shares	Percentage of
	Stock	Common Stock	of Series B	Series B Preferred
	Beneficially	Beneficially	Preferred Stock	Stock Beneficially
Beneficial Owner	Owned(1)	Owned	Beneficially Owned	Owned

Peter J. Perrone(12)	3,806,707	13.4%	2,947,651	100%
Timothy M. Spicer(13)	392,666	1.4%	—	—
All executive officers and directors as a group (12 persons)(14)	7,697,362	24.6%	2,947,651	100%

*	Represents beneficial ownership of less than 1%.

(1)	This table is based on information supplied by the directors, executive officers and principal stockholders and Schedules 13D and 13G filed with the SEC. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, Vixel believes that the persons named in this table, based on the information each of them has given to us, have sole voting and investment power with respect to all shares indicated as beneficially owned.

(2)	This information is based solely on a Schedule 13G filed on February 11, 2003. Mr. Alpert has sole voting and dispositive power over these shares.

(3)	This information is based in part on a Schedule 13D filed on February 28, 2003. Beneficial ownership is of 2,863,524 shares of Series B Preferred Stock and accrued and unpaid dividends in the amount of 84,127 shares of Series B Preferred Stock, which together are convertible into 2,947,651 shares of Common Stock. Pursuant to a joint filing agreement, the Schedule 13D was filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs Direct Investment Fund 2000, L.P. (“GS Direct”), Goldman, Sachs & Co. (“Goldman Sachs”), and GS Employee Funds 2000 GP, L.L.C. (“GS Employee 2000”). Based on the Schedule 13D, GS Group has sole voting power and sole dispositive power over 1,431,762 shares, and shared voting power and shared dispositive power over 1,431,762 shares. GS Direct, Goldman Sachs, GS Employee 2000 are each shown as having shared voting power and shared dispositive power over 1,431,762 shares. Beneficial ownership, and the description of the disclosure in the Schedule 13D, includes warrants to purchase 859,056 shares of Common Stock at $2.63 per share that became exercisable on August 14, 2003.

(4)	This information is based in part on a Schedule 13G/ A filed on April 10, 2003. Based on the Schedule 13G, Wellington Management Company, LLP (“Wellington”) has shared voting power of 2,635,000 shares of Common Stock and shared dispositive power over 3,329,000 shares of Common Stock. Beneficial ownership also includes 946,000 shares of Common Stock which Wellington converted from 946,000 shares of Series B Preferred Stock in August 2003, and which Vixel is informed Wellington has shared dispositive power over. Beneficial ownership includes warrants to purchase 283,800 shares of Common Stock at $2.63 per share that became exercisable on August 14, 2003.

(5)	This information is based solely on a Schedule 13G jointly filed by Kern Capital Management, LLC (“KCM”), Robert E. Kern Jr. and David G. Kern on July 10, 2003. Messrs. Kern Principals and controlling members of KCM. Based on the Schedule 13G, KCM has sole voting power and sole dispositive power over 2,828,600 shares, and each of Messrs. Kern are deemed to have shared voting power and shared dispositive power over 2,828,600 shares as controlling members of KCM.

(6)	Includes 1,025,000 shares subject to options exercisable within 60 days of October 15, 2003 of which 592,032 shares are unvested and, if such options where exercised, these unvested shares would be subject to repurchase rights held by Vixel. Also includes 50,000 shares held by Willow Trust. The Trustee of Willow Trust is Mr. McCluney’s spouse.

(7)	Includes 396,844 shares subject to options exercisable within 60 days of October 15, 2003.

(8)	Includes 149,375 shares subject to options exercisable within 60 days of October 15, 2003. Also includes 25,000 shares held by the Toni A. Berman Trust and 25,000 shares held by the Berman Children’s Trust.

(9)	Includes 425,312 shares subject to options exercisable within 60 days of October 15, 2003.

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(10)	Includes 60,000 shares subject to options exercisable within 60 days of October 15, 2003.

(11)	Includes 185,000 shares subject to options exercisable within 60 days of October 15, 2003, and also includes 50,000 shares held by the Charles A. Haggerty and Carleen R. Haggerty Trust.

(12)	Includes those shares identified in footnote 3. Mr. Perrone disclaims beneficial ownership of those shares.

(13)	Includes 171,666 shares subject to options exercisable within 60 days of October 15, 2003, and also includes 30,000 shares held in UGMA Trusts for Mr. Spicer’s minor children.

(14)	Includes 2,897,312 shares subject to options exercisable within 60 days of October 15, 2003, warrants to purchase 859,056 shares of Common Stock at $2.63 per share that became exercisable on August 14, 2003 and accrued and unpaid dividends in the amount of 84,127 shares of Series B Preferred Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires Vixel’s directors and executive officers, and persons who own more than ten percent of a registered class of the Vixel’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Vixel. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Vixel with copies of all Section 16(a) forms they file.

      To Vixel’s knowledge, based solely on a review of the copies of such reports furnished to Vixel and written representations that no other reports were required, during the fiscal year ended December 29, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

      The following table shows for the three most recent fiscal years ending December 29, 2002, December 30, 2001, and December 31, 2000, compensation awarded or paid to, or earned by, Vixel’s chief executive officer and its other three most highly compensated executive officers at December 29, 2002 (the “Named Executive Officers”):

						Long-Term
	Annual Compensation					Compensation Awards

				Other Annual		Securities Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)		Options(#)	Compensation

James M. McCluney	2002	300,000	1,010,975(1)	—		250,000	—
President and Chief	2001	300,000	179,325	—		200,000	—
Executive Officer	2000	300,000	186,797	4,348	(2)	—	—
Kurtis L. Adams	2002	185,000	38,965	—		175,000	—
Chief Financial Officer	2001	185,000	43,485	—		150,000	—
	2000	163,308	—	—		50,000	—
Stuart B. Berman	2002	193,231	—	—		—	—
Chief Technology	2001	160,000	10,000	—		250,000	—
Officer	2000	159,654	—	—		—	—
Thomas Hughes	2002	200,000	33,750	15,139	(2)(3)	—	—
Vice President, Product	2001	200,000	45,000	17,136	(2)	525,000	—
Development	2000	150,000	67,500	68,414	(2)	290,000	—

(1)	Consists of cash bonus of $475,475 and stock bonus of 425,000 shares of Common Stock with a value on the date of the award of $535,500.

(2)	Consists of relocation expense payments.

(3)	Consists of personal travel benefits.

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Stock Option Grants and Exercises in Last Fiscal Year

      The following table shows certain information regarding stock options granted to the Named Executive Officers during fiscal 2002. No stock appreciation rights were granted in fiscal 2002. All options granted to these executive officers during the last fiscal year were granted under the Vixel 1999 Equity Incentive Plan. Each option has a ten-year term, subject to earlier termination if the optionee’s service with Vixel terminates. Unless otherwise noted, options vest at the rate of 25% on the first anniversary of the date of grant and quarterly thereafter in twelve equal installments. The percentage of total options set forth below is based on options to purchase 1,679,100 shares of Common Stock granted during fiscal 2002. As of December 29, 2002, options to purchase 5,675,821 Shares were outstanding under all of Vixel’s equity incentive plans, and options to purchase 1,696,853 Shares remained available for grant as of December 29, 2002. All options are granted at the fair market value on the date of grant as determined by the Board. Potential realizable values are net of exercise price, but before associated taxes based on the terms of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC and do not represent Vixel’s estimate or projection of its future Common Stock price. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

					Value at Assumed
					Annual Rates of Stock
					Price Appreciation for
	Individual Grants				Option Term

		% of Total
	Shares	Options
	Underlying	Granted to	Exercise
	Options	Employees in	Price Per	Expiration
Name	Granted(#)	Fiscal 2002	Share($)	Date	5%	10%

James M. McCluney	250,000	14.89	2.95	05/22/12	463,810	1,175,385
Kurtis L. Adams	175,000 (1)	10.42	1.26	10/01/12	138,671	351,420
Stuart B. Berman	—	—	—	—	—	—
Thomas Hughes	—	—	—	—	—	—

(1)	These shares vest 50% at the date of grant and 50% six months after grant.

Aggregated Option Exercises During Last Fiscal Year And Fiscal Year End Option Values

      The following table sets forth the number of shares of Common Stock acquired upon exercise of stock options by the Named Executive Officers during fiscal 2002, and the number and value of the shares of Common Stock underlying unexercised options held by Named Executive Officers as of December 29, 2002. The value realized is based on the fair market value of the underlying securities as of the date of exercise, less the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options is based on $1.88, the closing price of Vixel Common Stock on December 27, 2002, the last trading day of Vixel’s fiscal year 2002, less the exercise price, multiplied by the number of shares underlying the option.

			Shares Underlying			Value of the Unexercised
			Unexercised Options at			In-the-Money Options at
	Shares		December 29, 2002(#)			December 29, 2002($)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable		Unexercisable	Exercisable	Unexercisable

James M. McCluney			450,000	(1)
Kurtis L. Adams			257,054		213,546	59,000	68,500
Stuart B. Berman			90,625		159,375	9,500	28,500
Thomas Hughes			291,250		273,750	59,375	35,625

(1)	These shares are exercisable pursuant to an early exercise provision in Mr. McCluney’s stock option letter agreement. As of December 29, 2002, 87,500 shares were vested.

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Employment Severance and Change in Control Agreements

      In April 1999, Vixel entered into an employment agreement with Mr. McCluney. The agreement requires Vixel to pay Mr. McCluney an annual incentive bonus of up to 100% of his base salary rate then in effect, with a target payout of 50% of his base salary, based upon performance criteria to be determined by the Compensation Committee. The annual incentive bonus is earned and vested if (a) the performance objectives established by the Compensation Committee have been satisfied during that year and (b) Mr. McCluney serves as Vixel’s president and chief executive officer for the year and during the first quarter of the following calendar year. Mr. McCluney may defer some portion of his annual incentive bonus by mutual agreement between Mr. McCluney and the Board. In the event that Mr. McCluney is terminated without cause, he will be entitled to (i) severance in the amount of one year’s base salary at the rate then in effect, (ii) any deferred incentive bonuses and (iii) continued vesting of his stock options for one year provided he complies with the provisions of a proprietary information agreement.

      Under the terms of Mr. McCluney’s option agreements, if there is a change in control of Vixel and Mr. McCluney’s options are not assumed or, if they are assumed or replaced with a substantially equivalent option and Mr. McCluney’s employment is terminated either (i) involuntarily by a successor company other than for cause or (ii) by Mr. McCluney for good reason, then the vesting of the option shares will accelerate as follows: the number of shares for which the option is exercisable as of the date of consummation of the change in control (less the number of shares as to which the option has been previously exercised), plus (a) for options to purchase 135,938 shares the greater of (1) one-half of the number of unvested shares subject to the options as of the consummation of the change in control or (2) one year’s vesting of the options, and (b) for options to purchase 410,938 shares, the options will accelerate and become exercisable in full.

      In August 1998, Vixel entered into an employment letter agreement with Mr. Adams. Under the agreement, if there is a change in control and Mr. Adams is terminated without cause or if there is a significant change in his responsibilities, then the greater of one-half of his unvested option shares or one year’s worth of vesting of the unvested option shares will immediately vest and become exercisable. In May 2001, Vixel entered into a Change in Control Agreement with Mr. Adams. In the event that, within twelve months after a change in control (which would include the Merger), either (i) Mr. Adams’ employment is terminated without Cause (as defined in the Change in Control Agreement) by Vixel (including any successor to Vixel), or (ii) Mr. Adams voluntarily terminates his employment with Vixel (including any successor to Vixel) for Good Reason (as defined in the Change in Control Agreement), Mr. Adams is entitled to severance in the amount of nine months base salary at the rate then in effect, plus reimbursement for premiums for COBRA medical/ dental coverage for nine months after his group health insurance benefits terminate.

      In March 2000, Vixel entered into an employment letter agreement with Mr. Hughes. Under the agreement, upon a change in control, if Mr. Hughes is terminated without cause, or if there is a significant change in his responsibilities the greater of one-half of his unvested options or one year’s worth of vesting of the unvested options will immediately vest and become exercisable. The agreement also provides that, if he is terminated without cause, or if there is a significant change in his responsibilities, benefits or working location and he resigns as a result of such significant changes, he will be entitled to severance in the amount of six months base salary at the rate then in effect, plus payment for all COBRA medical/dental coverage for the severance period. In May 2001, Vixel entered into a Change in Control Agreement with Mr. Hughes. In the event that, within twelve months after a change in control (which would include the Merger), either (i) Mr. Hughes’ employment is terminated without Cause (as defined in the Change in Control Agreement) by Vixel (including any successor to Vixel), or (ii) Mr. Hughes voluntarily terminates his employment with Vixel (including any successor to Vixel) for Good Reason (as defined in the Change in Control Agreement), Mr. Hughes is entitled to severance in the amount of six months base salary at the rate then in effect, plus reimbursement for premiums for COBRA medical/ dental coverage for six months after his group health insurance benefits terminate.

      The Board has approved change in control provisions for stock options granted to Mr. Berman and Mr. Britz since March 2000, and for all stock options granted to Mr. Norouzian. These stock option agreements provide that if there is a change in control of Vixel and, within twelve months after the effective

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date of such change in control, his employment is terminated either (i) involuntarily by a successor company other than for cause or (ii) by the option holder for good reason, then the greater of one-half of the unvested options or one year’s worth of vesting of the unvested options will immediately vest and become exercisable.

      In May 2001, Vixel entered into a Change in Control Agreement with Mr. Berman. In the event that, within twelve months after a change in control (which would include the Merger), either (i) Mr. Berman’s employment is terminated without Cause (as defined in the Change in Control Agreement) by Vixel (including any successor to Vixel), or (ii) Mr. Berman voluntarily terminates his employment with Vixel (including any successor to Vixel) for Good Reason (as defined in the Change in Control Agreement), Mr. Berman is entitled to severance in the amount of six months base salary at the rate then in effect, plus reimbursement for premiums for COBRA medical/ dental coverage for six months after his group health insurance benefits terminate.

      In May 2001, Vixel entered into a Change in Control Agreement with Mr. Britz. In the event that, within twelve months after a change in control (which would include the Merger), either (i) Mr. Britz’s employment is terminated without Cause (as defined in the Change in Control Agreement) by Vixel (including any successor to Vixel), or (ii) Mr. Britz voluntarily terminates his employment with Vixel (including any successor to Vixel) for Good Reason (as defined in the Change in Control Agreement), Mr. Britz is entitled to severance in the amount of six months base salary at the rate then in effect, plus reimbursement for premiums for COBRA medical/ dental coverage for six months after his group health insurance benefits terminate.

Report of the Compensation Committee of the Board of Directors on Executive Compensation(1)

      Vixel’s executive compensation policies and practices are approved by the Compensation Committee of the Board. The Compensation Committee is composed of three non-employee directors, Messrs. Haggerty (Chairman) and Cordell, and Ms. Nachtscheim. (During fiscal 2002, the Compensation Committee was composed of three non-employee directors, Messrs. Haggerty, Cordell and Wolfen. Mr. Wolfen resigned from the Board of Directors in April 2003. Ms. Nachtscheim joined the Board, and was appointed to the Compensation Committee, in January 2003 and thus did not participate in the committee’s activities during or with respect to fiscal 2002. Mr. Messina joined the committee in May 2003.)

      The Compensation Committee is responsible for establishing Vixel’s compensation programs for all employees, including executives. The Compensation Committee’s determinations on compensation of the chief executive officer and other executive officers are reviewed with all of the non-employee directors. For executive officers, the Compensation Committee evaluates performance and determines compensation policies and levels.

Philosophy

      The goal of the compensation program is to enhance stockholder value by aligning the financial interests of the executive officers with the business objectives and performance goals of Vixel. The Compensation Committee has implemented compensation policies, plans and programs that enable Vixel to attract, retain and reward executive officers and other key employees who contribute to the long-term success of Vixel and to motivate them to enhance long-term stockholder value.

      Vixel pays competitively compared to technology companies with which Vixel competes for talent. Vixel provides annual incentive compensation opportunities for selected executive officers. Vixel also grants stock options to attract, retain, motivate and reward executive officers and other key employees. The plans are designed to provide an incentive to management to grow revenue, enhance stockholder value and contribute to

      1 This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference in any filing of Vixel under the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in any such filing.

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the long-term growth of Vixel. Incentive compensation is reviewed at least annually to assure it meets the current strategies and needs of the business.

      Vixel’s executive compensation is based on two components, each of which is intended to support the overall compensation philosophy.

      Base Salary and Bonuses. The Compensation Committee annually reviews each executive officer’s base salary. Base salary is targeted to compete with other technology companies. When reviewing base salaries, the Compensation Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and changes in competitive pay levels in the marketplace.

      The Compensation Committee reviews with the chief executive officer an annual salary plan for Vixel’s executive officers (other than the chief executive officer). The salary plan is modified as deemed appropriate and approved by the Compensation Committee. The annual salary plan is developed by Vixel’s chief executive officer based on publicly available information on organizations with similar characteristics and on performance judgments as to the past and expected future contributions of the individual executive. The Compensation Committee reviews and establishes the base salary of the chief executive officer based on similar competitive compensation data and the Compensation Committee’s assessment of his past performance and its expectation as to his future contributions in directing the long-term success of Vixel.

      The Compensation Committee believes that the annual bonus of executive officers should be based on optimization of revenue and margins, prudent management of the expenses of the business, and meeting certain business and product development goals.

      Long-Term Incentives. Vixel’s long-term incentive program consists of the 1995 Stock Option Plan (“1995 Plan”), the 1999 Equity Incentive Plan (“1999 Plan”), the 1999 Employee Stock Purchase Plan (“ESPP”) and the 2000 Non-Officer Equity Incentive Plan (“Non-Officer Plan”). The Compensation Committee believes these elements of the total compensation program directly link the participant’s interests with those of the stockholders and the long-term performance of Vixel. Through stock option grants, stock bonus awards, and discount stock purchases, executives and employees receive equity incentives to build long-term stockholder value.

      Stock options are granted at 100% of fair market value on the date of grant and have value only if Vixel’s stock price appreciates over the long-term. The option program utilizes vesting periods, generally of four years, to encourage key employees to continue in the employ of Vixel. Generally, 25% of the stock options granted to each employee vest and become exercisable on the first anniversary of the date of grant, and the remaining stock options vest quarterly thereafter in 12 equal installments.

      The Compensation Committee establishes the number and terms of options granted under the 1995 Plan, 1999 Plan and the Non-Officer Plan. These grants are intended to provide incentive to maximize stockholder value over the next several years. The Compensation Committee believes this approach creates an appropriate focus on longer-term objectives and promotes executive and employee retention. The size of option grants is determined based on practices at competitive companies in the technology industry and Vixel’s philosophy of significantly linking executive compensation with stockholder interests.

      Out of a total of 1,679,100 options granted during 2002, executive officers of Vixel received grants for 425,000 shares, or 25.3% of the total options granted during 2002.

      The Compensation Committee believes that the programs described above provide compensation that is competitive with comparable technology companies, links executive and stockholder interests and provides the basis for Vixel to attract and retain qualified executives. The Compensation Committee will continue to monitor the relationship among executive compensation, Vixel’s performance and stockholder value.

Chief Executive Officer Compensation

      Following the Compensation Committee’s review of compensation paid by like technology companies, the Compensation Committee set James M. McCluney’s base salary for 2002 as President and Chief Executive Officer at $300,000, the same base salary as for 2001. In setting this amount, the Compensation

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Committee took into account (i) its belief that Mr. McCluney has significant and broad-based experience in the technology industry that qualify him to act as the chief executive officer of a company in the storage industry, (ii) the scope of Mr. McCluney’s responsibilities, and (iii) the confidence of the Board in Mr. McCluney’s ability to lead Vixel’s continued development. In addition to his salary, in 2002, Mr. McCluney received cash bonuses of $475,475 and an unrestricted stock bonus award of 425,000 shares of Vixel’s Common Stock with a value on the date of award of $535,500. In 2002, Mr. McCluney also received options to purchase up to 250,000 shares of Vixel’s Common Stock.

Other Executive Officers’ Compensation

      The Compensation Committee, based on a recommendation by Mr. McCluney, agreed to set the fiscal 2002 base salaries for the other executive officers to be equal to their base salaries for fiscal 2001, with the exception of Mr. Berman who received a 20.8% increase during 2002 over his 2001 base salary. This was based on data regarding executive compensation of similar technology companies, including published survey information, each executive officer’s base salary for prior years, past performance, the scope of such officer’s responsibility and other information available to the Compensation Committee.

      Compensation payments in excess of $1 million to the chief executive officer or the other four most highly compensated executive officers are subject to limitations on deductibility for Vixel under Section 162(m) of the Internal Revenue Code of 1986, as amended. Certain performance-based compensation is not subject to the limitation on deductibility. The Compensation Committee does not expect cash compensation in 2003 to its chief executive officer or any other executive officer to be in excess of $1 million. Vixel intends to maintain qualification of its 1999 Plan for the performance-based exception to the $1 million limitation on deductibility of compensation payments pursuant to Section 162(m) of the Internal Revenue Code.

      The Compensation Committee believes its executive compensation philosophy serves the interests of Vixel and its stockholders.

From the members of the Compensation Committee of Vixel Corporation:

Charles A. Haggerty (Chairman)
Robert Q. Cordell II

14

     Performance Measurement Comparison(1)

      The SEC requires a comparison on an indexed basis of cumulative total stockholder return for Vixel, a relevant broad equity market index and a published industry line-of-business index. The following graph shows a comparison of cumulative stockholder return of an investment of $100 in cash on October 1, 1999 (the date Vixel’s Common Stock began trading on the Nasdaq National Market), December 31, 2000, December 30, 2001, and December 29, 2002 in (i) the CRSP Total Return Index for the Nasdaq Stock Market (U.S. Companies) (the “Nasdaq Stock Market (U.S.) Index”), (ii) the Nasdaq Computer Manufacturers Index, and (iii) Vixel’s Common Stock. All values assume reinvestment of the full amount of all dividends and are calculated as of the last business day of each fiscal year end:

Comparison of Cumulative Total Return Among

Vixel Corporation, Nasdaq Stock Market (U.S.) Index and Nasdaq Computer Manufacturers Index

(1)	This section is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference in any filing of Vixel under the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in any such filing.

15

Certain Relationships and Related Transactions

      In April and May of 1999, Vixel made loans to certain of its directors and officers in connection with the exercise of stock options. All of the notes evidencing the loans are full-recourse, secured by the shares purchased, bear interest at a rate of 5.75% per year and are due and payable upon the earlier of four years from issuance or six months after the termination of an officer’s employment or a director’s term of service. The principal amount of the loans and the outstanding balances (excluding accrued interest) as of December 29, 2002 were as follows:

	Original Loan	Balance as of
	Amount	12/29/02

James M. McCluney	$3,073,500	$3,073,500
Charles A. Haggerty	99,975	99,975
Timothy M. Spicer	99,975	99,959
Kurtis L. Adams	372,103	372,103

      In January 2003, Vixel repurchased 1,238,092 shares of Common Stock and collected $148,078 cash from Mr. McCluney in satisfaction of the entire outstanding principal and interest balances due on the loan on the date of settlement, totaling approximately $3.2 million. In January 2003, Vixel also repurchased 121,068 shares of Common Stock and collected $87,953 cash from Mr. Adams in satisfaction of the entire outstanding principal and interest balances due on the loan on the date of settlement, totaling approximately $387,000. For both these transactions, the stock was repurchased at the closing price quoted on the Nasdaq National Market on the close of business on the date of the repurchase. Messrs. Haggerty and Spicer repaid their loans in full in May 2003.

      One of Vixel’s directors, Mr. Perrone is a vice president of Goldman Sachs. Pursuant to an engagement letter entered into on August 27, 2003, Vixel engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Vixel. Pursuant to the engagement, Vixel will pay Goldman Sachs a transaction fee of approximately $4.63 million upon the acquisition by Emulex of 50% or more of Vixel’s outstanding voting stock pursuant to the Tender Offer and the Merger. Vixel has also agreed to reimburse Goldman Sachs for its reasonable expenses, including the fees and disbursements of its attorneys, and any sales, use or similar taxes, arising in connection with any matter referred to in the engagement letter. Vixel has also agreed to indemnify Goldman Sachs against certain liabilities, including certain liabilities arising under federal securities laws.

      Vixel has entered into separate indemnification agreements with its executive officers and directors. These agreements require Vixel to, among other things, indemnify the officer or director against liabilities that may arise by reason of their status or service as an officer or director, other than liabilities arising from willful misconduct of a culpable nature, and to advance his or her expenses incurred as a result of any proceeding against them as to which they could be indemnified.

      Certain stock option grants to Vixel directors and executive officers and employment arrangements are described in this Information Statement under the caption “Executive Compensation.”

16

SCHEDULE II

PERSONAL AND CONFIDENTIAL

October 8, 2003

Board of Directors

Vixel Corporation
11911 North Creek Parkway South
Bothell, WA 98011

Ladies and Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.0015 per share (the “Common Stock”), of Vixel Corporation (the “Company”) of the $10.00 per share of Common Stock in cash to be received by holders of shares of Common Stock in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 8, 2003 (the “Agreement”), among Emulex Corporation (“Emulex”), Aviary Acquisition Corporation, a wholly owned subsidiary of Emulex (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the outstanding shares of Common Stock and all of the outstanding shares of Series B convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock” and, together with the Common Stock, the “Shares”), of the Company (the “Tender Offer”) pursuant to which Acquisition Sub will pay $10.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to receive $10.00 in cash.

      Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which fees are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. Peter J. Perrone, a Vice President of Goldman, Sachs & Co., is a director of the Company. We also may provide investment banking and other services to the Company and Emulex in the future. In connection with the above-described investment banking services we may receive compensation. In addition, Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman, Sachs & Co. and its affiliates may actively trade the debt and equity securities of the Company and Emulex (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. As of the date hereof, Goldman, Sachs & Co. and its affiliates own 2,947,651 shares of the Series B Preferred Stock and warrants to purchase 859,056 shares of Common Stock.

      In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to Stockholders and Annual Reports on Form 10-K of the Company for the four years ended December 31, 2002; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and

Board of Directors
Vixel Corporation
October 8, 2003

forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain business combinations and performed such other studies and analyses as we considered appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of shares of Common Stock should tender such shares of Common Stock in connection with the Tender Offer or how any holder of shares of Common Stock should vote with respect to the Merger.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Sincerely,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

2

EXHIBIT INDEX

(a)(1)		Offer to Purchase, dated October 15, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(1) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(2)		Form of Letter of Transmittal (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(2) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(3)	*	Chairman’s Letter to Stockholders of Vixel, dated October 15, 2003.
(a)(4)		Press Release dated October 8, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit 99.1 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(a)(5)		Slides from joint teleconference by Emulex and Vixel on October 8, 2003 (incorporated into this Schedule 14D-9 by reference to the Schedule TO-C filed by Aviary Acquisition Corp. and Emulex on October 8, 2003).
(a)(6)		Transcript from joint teleconference by Emulex and Vixel on October 8, 2003 (incorporated into this Schedule 14D-9 by reference to the Schedule TO-C filed by Aviary Acquisition Corp. and Emulex on October 10, 2003).
(a)(7)		Press Release of Emulex dated October 15, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit (a)(11) to the Schedule TO of Emulex filed on October 15, 2003).
(a)(8)		Opinion of Goldman, Sachs & Co. issued to the board of directors of Vixel, dated October 8, 2003 (included as Schedule II to this Schedule 14D-9).
(e)(1)		Agreement and Plan of Merger, dated as of October 8, 2003, among Emulex, Purchaser and Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.1 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(2)		Form of Stockholders Agreement, dated as of October 8, 2003, among Emulex and certain stockholders of Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.3 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(3)		Purchaser Option Agreement, dated as of October 8, 2003, among Emulex, Purchaser and Vixel (incorporated into this Schedule 14D-9 by reference to Exhibit 2.2 to that Current Report on Form 8-K filed by Vixel on October 8, 2003).
(e)(4)		Confidentiality Agreement, dated as of September 2, 2003, between Vixel and Emulex (incorporated into this Schedule 14D-9 by reference to Exhibit (d)(9) to the Schedule TO of Emulex filed on October 15, 2003).
(e)(5)		Rights Agreement, dated November 15, 2000 between Vixel and Computershare Trust Company, Inc. (incorporated into this Schedule 14D-9 by reference to Exhibit 4.1 to that Current Report on Form 8-K filed by Vixel on November 16, 2000).
(e)(6)		Amendment No. 1 to Rights Agreement, dated October 8, 2003 between Vixel and Computershare Trust Company, Inc. (incorporated into this Schedule 14D-9 by reference to Form 8A-12 filed by Vixel on October 10, 2003).
(e)(7)		Form of Indemnity Agreement to be entered into by Vixel and each of its directors and executive officers (incorporated into this Schedule 14D-9 by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(8)		Employment Agreement between Vixel and Stuart B. Berman dated February 17, 1998 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(9)		Employment Agreement between Vixel and James McCluney dated April 26, 1999 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.12 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(10)		Amended and Restated 1995 Stock Option Plan and forms of agreements thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(11)		1999 Equity Incentive Plan (as amended) (incorporated into this Schedule 14D-9 by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Vixel on March 29, 2001).
(e)(12)		2000 Non-officer Equity Incentive Plan and forms of agreements thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-39000) filed by Vixel on June 9, 2000).

(e)(13)	1999 Employee Stock Purchase Plan and forms of agreement thereunder (incorporated into this Schedule 14D-9 by reference to Exhibit 10.22 to the Registration Statement on Form S-1 (File No. 333-81347) declared effective on September 30, 1999).
(e)(14)	Form of Change in Control Agreement for executive officers.
(e)(15)	Offer Letter between Vixel and Kurtis Adams, dated August 20, 1998.
(e)(16)	Offer Letter between Vixel and Thomas Hughes, dated March 21, 2000.
(e)(17)	Form of Option Agreement for James McCluney.
(e)(18)	Form of Option Agreement for Stuart Berman, Reza Norouzian and Kelsey Britz.
(e)(19)	Form of Option Agreement for Kurtis Adams.
(e)(20)	Form of Option Agreement for Thomas Hughes.
(e)(21)	Series B Convertible Preferred Stock and Warrant Purchase Agreement between Vixel and the Investors signatory thereto, dated as of February 18, 2003 (incorporated into this Schedule 14D-9 by reference to Exhibit 10.1 to that Current Report on Form 8-K filed by Vixel on February 20, 2003).
(e)(22)	Russell Fink v. Vixel Corporation, et al., Complaint/ Case No. 03-2-37226-9JD.

*	Included in copies mailed to stockholders of Vixel.